CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

March 27, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CNS Pharmaceuticals, Inc.
Offering Statement on Form 1-A
File No. 024-10855

Ladies and Gentlemen:

Pursuant to Rule 259(a) promulgated under the Securities Act of 1933, as amended, CNS Pharmaceuticals, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-10855), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Commission on June 15, 2018.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the offering cannot be completed at this time. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

The Company hereby requests an order granting the withdrawal of the Offering Statement to be issued by the Commission as soon as practicable. Please provide a copy of the order granting withdrawal of the Offering Statement to the Company’s counsel, Schiff Hardin, LLP, Attention: Cavas Pavri, 100 N. 18th Street, Philadelphia, PA 19103 or by email at cpavri@schiffhardin.com.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Cavas Pavri of Schiff Hardin, LLP, at (202) 724-6847.

Very truly yours,

/s/ Matthew Lourie
Matthew Lourie,
Chief Financial Officer